UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2009

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2009

Mitsubishi UFJ Financial Group, Inc.

	By:	/S/ Ryutaro Kusama
	Name:	Ryutaro Kusama
	Title:	Chief Manager, General Affairs Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Regarding Today’s Reports in Certain Media

Tokyo, March 25, 2009 — Today certain media carried reports about the global strategic alliance of Mitsubishi UFJ Financial Group, Inc. (MUFG) and Morgan Stanley. MUFG and Morgan Stanley continue to discuss a wide range of opportunities to work together in many regions globally, including the possibility of cooperating in Japan. There has been, however, no decision made in this regard.

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Contacts:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

81-3-3240-7651